As filed with the Securities and Exchange Commission on October 29, 2009

Registration No. 333-

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For American Depositary Shares

of

IMPULSORA DEL DESARROLLO Y EL EMPLEO EN AMERICA LATINA, S.A.B. DE C.V.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

UNITED MEXICAN STATES

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York Mellon

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares representing Series “B-1” shares of Impulsora del Desarrollo y El Empleo en America Latina, S.A.B. de C.V..	50,000,000 American Depositary Shares	$5.00	$2,500,000	$139.50

1

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

The prospectus consists of the proposed Form of American Depositary Receipt included as Exhibit A to the Form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.  Name and address of depositary

Introductory Article

2.  Title of American Depositary Receipts and identity of

Face of Receipt, top center

deposited securities

Terms of Deposit:

(i)  The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)  The procedure for voting, if any, the deposited

Articles number 10, 11 and 15

securities

(iii)  The collection and distribution of dividends

Articles number 4, 9, 10 and 15

(iv)  The transmission of notices, reports and proxy

Articles number 10, 11, 13 and 15

soliciting material

(v)  The sale or exercise of rights

Articles number 9, 10, and 15

(vi)  The deposit or sale of securities resulting from

Articles number 9, 10, 12, and 15

dividends, splits or plans of reorganization

(vii)  Amendment, extension or termination of the

Articles number 17 and 18

deposit agreement

(viii)  Rights of holders of Receipts to inspect the

Article number 13

transfer books of the depositary and the list of

holders of Receipts

(ix)  Restrictions upon the right to transfer or

Articles number 2, 3, 4 and 6

withdraw the underlying securities

(x)  Limitation upon the liability of the depositary

Articles number 3, 9, 15 and 18

3.  Fees and Charges

Articles number 3 and 6

Item – 2.

Available Information

Public reports and documents furnished by issuer

Article number 13

required by foreign law

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of ____________, 2009 among Impulsora del Desarrollo y el Empleo en America Latina, S.A.B. de C.V., The Bank of New York Mellon, as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder. - Filed herewith as Exhibit 1.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Filed herewith as Exhibit 4.

e.

Certification under Rule 466. - Not Applicable.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of ADSs thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 29, 2009.

Legal entity created by the agreement for the issuance of American Depositary Shares for Series B-1 shares of Impulsora del Desarrollo y el Empleo en America Latina, S.A.B. de C.V.

By:

The Bank of New York Mellon,

  As Depositary

By:  /s/ Joanne F. Di Giovanni

Name:  Joanne F. Di Giovanni

Title:    Vice President

Pursuant to the requirements of the Securities Act of 1933, Impulsora del Desarrollo y el Empleo en America Latina, S.A.B. de C.V. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Mexico City, Mexico, on September 28, 2009.

IMPULSORA DEL DESARROLLO Y EL
EMPLEO EN AMERICA LATINA, S.A.B. DE C.V.

By:  /s/ Alejandro Aboumrad Gonzalez

Name: Alejandro Aboumrad Gonzalez

Title:   Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in their capacities as Members of the Board of Directors and as officers of the Company in the capacities indicated, in Mexico City, Mexico, on September 28, 2009.

________________________________

/s/ Donald J. Puglisi

Name: Carlos Slim Helu

Name: Donald J. Puglisi

President and member of the Board

Managing Director

Puglisi & Associates

Authorized U.S. Representative

/s/ Jaime Chico Pardo

/s/ Rafael Garcia Himmelstine

Name: Jaime Chico Pardo

Name: Rafael Garcia Himmelstine

Co-President and member of the Board

Principal Accounting Officer

/s/ Daniel Diaz Diaz

/s/ Alejandro Aboumrad Gonzalez

Name: Daniel Diaz Diaz

Name: Alejandro Aboumrad Gonzalez

Member of the Board of Directors

Principal Financial Officer

/s/  Jose Humberto Gutierrez-Olvera Z.

/s/ Alfonso Salem Slim

Name: Jose Humberto Gutierrez-Olvera Z.

Name: Alfonso Salem Slim

Member of the Board of Directors

Principal Executive Officer

/s/ Alfonso Salem Slim

Name: Alfonso Salem Slim

Member of the Board of Directors

________________________________

Name: Patrick Slim Domit

Member of the Board of Directors

/s/ Daniel Ruiz Fernandez

/s/ Oscar Pandal Graf

Name: Daniel Ruiz Fernandez

Name: Oscar Pandal Graf

Member of the Board of Directors

Member of the Board of Directors

/s/ Jose Shedid Merhy

/s/ Ernesto Vega Velasco

Name: Jose Shedid Merhy

Name: Ernesto Vega Velasco

Member of the Board of Directors

Member of the Board of Directors

________________________________

Name: David Ibarra Muñoz

Member of the Board of Directors

/s/ José Kuri Harfush

Name: José Kuri Harfush

Member of the Board of Directors

________________________________

Name: Fernando Solana Morales

Member of the Board of Directors

INDEX TO EXHIBITS

Exhibit

Number

Exhibit

1

Form of Deposit Agreement dated as of __________, 2009 among Impulsora del Desarrollo y el Empleo en America Latina, S.A.B. de C.V., The Bank of New York Mellon as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder.

4

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary,

as to legality of the securities to be registered.